FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending January 17, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 17 January 2008 of an increase in their interests in Ordinary Share ADRs at a price of $54.11 per ADR following the re-investment of the dividend paid to shareholders on 10 January 2008.




Dr JP Garnier                                              748.45

Mr D J Phelan                                              160.38

Mr D M Stout                                               77.67





This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).





S M Bicknell
Company Secretary



17 January 2008




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 17, 2008                                 By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc